================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             -----------------------------------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

             -----------------------------------------------------

                           LANDMARK LAND COMPANY, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $0.50 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    515062107

                                 (CUSIP NUMBER)

             -----------------------------------------------------

                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

             -----------------------------------------------------

                                  MAY 15, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

      Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
================================================================================

    **
-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 2 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           2,803,889
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      2,803,889
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      100,000
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,903,889
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.29%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 3 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners III, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           59,287
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER

                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      59,287
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      59,287
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.74%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 4 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham International Advisors, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           105,645
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      105,645
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      105,645
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 5 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings II, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           352,994
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      352,994
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      352,994
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.41%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 6 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings III, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           11,815
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      0
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      11,815
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,815
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.15%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 7 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Holdings Management, L.L.C.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           0
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      364,809
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      364,809
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      364,809
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.56%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO;IA
--------------------------------------------------------------------------------

*     See Instructions

-------------------                                        ---------------------
CUSIP NO. 515062107           SCHEDULE 13D                    (PAGE 8 OF 15)
-------------------                                        ---------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON/
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Karenina Properties, LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES           1,313,680
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      100,000
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                      1,313,680
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,413,680
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.67%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

*     See Instructions

            This Amendment No. 10 (the "Amendment") (i) shall serve as a joint filing on behalf of the Reporting Persons (as defined below), (ii) shall serve as the initial Statement on Schedule 13D (together with the Prior Statement (defined below), the "Statement") for Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II"), Gotham Holdings III, L.L.C., a Delaware limited liability company ("Holdings III") and Gotham Holdings Management, L.L.C., a Delaware limited liability company ("Gotham Management"), and (iii) amends and supplements the Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors") with respect to holdings of Gotham Partners International, Ltd., a Cayman exempted company ("Gotham International") and Karenina Properties, LLC ("Karenina Properties" together with Holdings II, Holdings III, Gotham Management, Gotham, Gotham III and Gotham Advisors, the "Reporting Persons"), relating to the beneficial ownership of shares of common stock, $0.05 par value, of Landmark Land Company, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Prior Statement.

            Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Prior Statement.

ITEM 1.  SECURITY AND ISSUER.

            This Statement relates to the shares of common stock, $0.50 par value ("Common Stock"), of Landmark Land Company, Inc., a Delaware corporation (the "Company"). To the best of the Reporting Persons' knowledge, the principal executive offices of the Company are located at 100 Clock Tower Place, Suite 200, Carmel, California, 93923.

ITEM 2.  IDENTITY AND BACKGROUND

            Item 2 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

            This Statement is being filed by Holdings II, Holdings III and Gotham Management, each with principal business offices located at 110 East 42nd Street, New York, New York 10017. Each of Holdings II and Holdings III is an investment fund with the principal purpose of investing in the assets and securities of other entities. The investments in the Company by each of Holdings II and Holdings III are managed by Gotham Management. Gotham Management was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Holdings II and Holdings III, respectively and thereby may be considered a "beneficial owner" for purposes of this Statement. Messrs. William A. Ackman and David P. Berkowitz are the Senior Managing Members of Gotham Management. Each of Holdings II, Holdings III and Gotham Management are included among the Reporting Persons on this Statement.

            During the past five years (i) none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

            During the period from the filing of the Prior Statement up to the date of this Statement Gotham, Gotham III and Gotham International acquired Common Stock in transactions that did not require an amendment to the Prior Statement. In connection with such transactions, the aggregate purchase price of the Common Stock purchased by Gotham was $2,486, the aggregate purchase price of the Common Stock purchased by Gotham III was $24,675 and the aggregate purchase price of the Common Stock purchased by Gotham International was $259,994. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham III and Gotham International, respectively.

            On February 17, 2000, Gotham distributed 352,994 shares of Common Stock to a limited partner of Gotham, in connection with such limited partner's withdrawal from Gotham. The Common Stock had a deemed value of $10.75 per share, as of January 1, 2000, the effective date of the withdrawal of such limited partner. Subsequently, an affiliate of such limited partner recontributed an identical number of Common Stock to Holdings II in consideration of an ownership interest in Holdings II.

            On February 17, 2000, Gotham International distributed 11,815 shares of Common Stock to a shareholder of Gotham International, in connection with such shareholder's redemption of its shares from Gotham International. The Common Stock had a deemed value of $10.75 per share, as of January 1, 2000, the effective date of such redemption. Subsequently, such shareholder recontributed an identical number of Common Stock to Holdings III in consideration of an ownership interest in Holdings III.

ITEM 4.  PURPOSE OF TRANSACTION

            Item 3 of this Statement is incorporated by reference herein and
Item 4 of the Prior Statement is incorporated by reference herein, applies to the beneficial holdings of Gotham Management, Holdings II and Holdings III and is hereby amended to add the following:

            (a)-(j) At a meeting on May 15, 2001 between certain representatives First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), and certain representatives of Gotham, Gotham delivered a proposal letter (the "Proposal Letter) (a copy of which is attached as an exhibit hereto and incorporated herein by reference) proposing certain transactions between certain of the Reporting Persons and First Union (the "Proposed Transaction"). Among other things, the Proposed Transaction contemplates the acquisition by First Union of certain businesses and assets, including the Common Stock, controlled by the

Reporting Persons and/or their affiliates in exchange for newly issued equity of the First Union or a newly formed entity that will be the successor of First Union.

            In connection with their proposal, the Reporting Persons hope to enter into discussions (with a view toward entering into definitive binding agreements) with the board of directors, management and certain existing stockholders of the First Union regarding the Proposed Transaction or alternative transactions between or among such persons, including disposition or combination transactions between First Union and certain of the Reporting Persons or their affiliates and/or certain assets of such persons (including the Common Stock). The Reporting Persons have filed this Amendment to reflect the proposal as to the Proposed Transaction as it relates to the Common Stock. If the Proposed Transaction is consummated, among other matters, the Reporting Persons may transfer all or part of their Common Stock to First Union and/or its successor or affiliates.

            In light of the preliminary nature of the Proposed Transaction, there can be no assurance that certain of the Reporting Persons will continue to pursue the Proposed Transaction or that the Proposed Transaction or any alternative transaction which includes the Common Stock will be acceptable to First Union or as to the terms of any transaction that may be entered into by First Union, such Reporting Persons or any of their respective affiliates.

            In addition, each of the Reporting Persons intends to review its holdings on an on-going basis. In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of alternative transactions and/or possible strategies for enhancing the value of their investment in the Company, or other extraordinary matters relating to the Company, including, among other things: continued ownership of shares of Common Stock beneficially owned by the Reporting Persons; acquiring additional securities of the Company in the open market, in privately negotiated transactions or otherwise; effecting hedging transactions, a structured financing or monetization using shares of Common Stock beneficially owned by the Reporting Persons; facilitating hedging transactions, a structured financing or monetization of shares Common Stock beneficially owned by other stockholders of the Company for the purpose of transferring the economic and voting rights to the Reporting Persons; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; disposing of some or all of the Common Stock beneficially owned by the Reporting Persons; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D. Such review, and the considerations noted above, may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives.

              Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their Common Stock, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions described above (including, without limitation, the Proposed Transaction).

            Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

            Item 5 of the Prior Statement is incorporated by reference herein and is hereby amended to add the following:

            (a)-(b) Gotham beneficially owns 2,803,889 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power and may be deemed to beneficially own 100,000 shares of Common Stock, that are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman, with respect to which it has shared voting power. In the aggregate such beneficial ownership represents approximately 36.29% of the outstanding shares of Common Stock of the Company.

            Gotham III beneficially owns 59,287 shares of Common Stock, as of the date of this Statement, with respect to which it has sole voting and dispositive power. Such beneficial holdings represent an aggregate of approximately 0.74% of the outstanding shares of Common Stock of the Company.

            Gotham Advisors serves as the investment manager with sole voting and dispositive power for the shares of Common Stock held for the account of Gotham International. Consequently, Gotham Advisors may be deemed to beneficially own 105,645 shares of Common Stock, as of the date of this Statement. Such beneficial holdings represent an aggregate of approximately 1.32% of the outstanding shares of Common Stock of the Company.

            Holdings II beneficially owns 352,994 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power. Such beneficial holdings represent an aggregate of approximately 4.41% of the outstanding shares of Common Stock of the Company.

            Holdings III beneficially owns 11,815 shares of Common Stock as of the date of this Statement, with respect to which it has sole voting and dispositive power. Such beneficial holdings represent an aggregate of approximately 0.15% of the outstanding shares of Common Stock of the Company.

            The investments in the Company by each of Holdings II and Holdings III are managed by Gotham Management and therefore Gotham Management may be considered a "beneficial owner" for purposes of this Statement. In that regard, Gotham Management may be deemed to have shared voting and dispositive power of Holdings II's and Holdings III's aggregate holdings, or 364,809 shares of Common Stock, representing an aggregate of approximately 4.56% of the outstanding Common Stock of the Company.

            (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 4 of this Statement, as amended hereby, is incorporated into this Item 6 by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1  Joint Filing Agreement by and among the Reporting Persons

99.2 Proposal Letter from Gotham Partners, L.P. to the Special Committee of the Board of Directors of First Union Real Estate Equity and Mortgage Investments.

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 22, 2001

                                    GOTHAM PARTNERS, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                    -------------------------------------
                                    William A. Ackman
                                    President

                                    GOTHAM PARTNERS III, L.P.


                                    By:  Section H Partners, L.P.,
                                    its general partner

                                    By:  Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                    ------------------------------
                                    William A. Ackman
                                    President


                                    GOTHAM INTERNATIONAL
                                    ADVISORS, L.L.C.


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Senior Managing Member


                                    KARENINA PROPERTIES, LLC


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Manager

                                    GOTHAM HOLDINGS II, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Senior Managing Member



                                    GOTHAM HOLDINGS III, L.L.C.


                                    By:   Gotham Holdings Management LLC,
                                    the Manager


                                    By: /s/ William A. Ackman
                                    ------------------------------------
                                    William A. Ackman
                                    Senior Managing Member